

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 3030

February 21, 2017

<u>Via E-mail</u>
Heath A. Mitts
Chief Financial Officer
TE Connectivity Ltd.
Rheinstrasse 20
CH-8200 Schaffhausen
Switzerland

> **Re: TE Connectivity Ltd.**
> **Form 10-K for the Fiscal Year Ended September 30, 2016**
> **Filed November 15, 2016**
> **File No. 001-33260**

Dear Mr. Mitts:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

> Sincerely,
>
> /s/ Geoff Kruczek for
>
> Amanda Ravitz
> Assistant Director
> Office of Electronics and Machinery

cc: Todd R. Chandler
       Weil, Gotshal & Manges LLP